SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Zillow, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

98954A 107

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 98954A 107	SCHEDULE 13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Richard N. Barton
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,233,501
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 4,233,501
	8.	SHARED DISPOSITIVE POWER 513,508
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,747,009
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.0%
12.	TYPE OF REPORTING PERSON (see instructions) IN

Item 1.

(a)	Name of Issuer: Zillow, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1301 Second Avenue, Floor 31

Seattle, Washington 98101

Item 2.

(a)	Name of Person(s) Filing: Richard N. Barton

(b)	Address of Principal Business Office or, if none, Residence:

c/o Zillow, Inc.

1301 Second Avenue, Floor 31

Seattle, Washington 98101

(c)	Citizenship: United States of America

(d)	Title of Class of Securities: Class A Common Stock

(e)	CUSIP Number: 98954A 107

Item 3. If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-l(b)(l)(ii)(K).

Item 4. Ownership.

The percentages of ownership set forth below are based on 26,414,414 shares of Class A Common Stock outstanding at December 31, 2012. Aggregate number and percentage of the class of securities of Zillow, Inc. held by the reporting person at December 31, 2012:

		Class A
(a)	Amount beneficially owned (1)	4,747,009
(b)	Percent of class (2)	18.0%
(c)	Number of shares as to which the person has:
	(i) Sole power to vote or to direct the vote (3)	4,233,501
	(ii) Shared power to vote or to direct the vote	-0-
	(iii) Sole power to dispose or to direct the disposition of (4)	4,233,501
	(iv) Shared power to dispose or to direct the disposition of (5)	513,508

(1)	Includes (i) 3,597 shares of Class A Common Stock owned directly by Mr. Barton, (ii) 513,508 shares of Class A Common Stock owned by a trust for which Mr. Barton is a co-trustee, (iii) 3,890,024 shares of Class A Common Stock issuable upon conversion of 3,890,024 shares of Issuer Class B Common Stock owned directly by Mr. Barton and (iv) 339,880 shares of Class A Common Stock issuable upon conversion of 339,880 shares of Issuer Class B Common Stock owned indirectly by Mr. Barton, of which Mr. Barton has sole voting and dispositive power over the shares.

(2)	Assumes conversion of (i) 3,890,024 shares of Issuer Class B Common Stock owned directly by Mr. Barton into 3,890,024 shares of Class A Common Stock, and (ii) 339,880 shares of Issuer Class B Common Stock owned indirectly by Mr. Barton into 339,880 shares of Class A Common Stock.

(3)	Includes (i) 3,597 shares of Class A Common Stock owned directly by Mr. Barton (ii) 3,890,024 shares of Class A Common Stock issuable upon conversion of 3,890,024 shares of Issuer Class B Common Stock owned directly by Mr. Barton, and (iii) 339,880 shares of Class A Common Stock issuable upon conversion of 339,880 shares of Issuer Class B Common Stock owned indirectly by Mr. Barton, of which Mr. Barton has sole voting and dispositive power over the shares. Each share of Class A Common Stock is entitled to one vote per share and each share of Class B Common Stock is entitled to 10 votes per share. Excludes 513,508 shares of Class A Common Stock owned by a trust for which Mr. Barton is a co-trustee but over which shares Mr. Barton does not have voting power.

(4)	Includes (i) 3,597 shares of Class A Common Stock owned directly by Mr. Barton (ii) 3,890,024 shares of Class A Common Stock issuable upon conversion of 3,890,024 shares of Issuer Class B Common Stock owned directly by Mr. Barton, and (iii) 339,880 shares of Class A Common Stock issuable upon conversion of 339,880 shares of Issuer Class B Common Stock owned indirectly by Mr. Barton, of which Mr. Barton has sole voting and dispositive power over the shares.

(5)	Includes 513,508 shares of Class A Common Stock owned by a trust for which Mr. Barton is a co-trustee.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date: February 13, 2013

/s/ Richard N. Barton
Richard N. Barton